Filed by: Exult, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.

Commission File No. 0-30035

The Exult & Hewitt Merger

Employee Questions and Answers

Global

Release 3.0

August 10, 2004

Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt’s and Exult’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward- looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt’s and Exult’s results to differ materially from those described in the forward-looking statements can be found in Exult’s 2003 Annual Report on Form 10-K and Hewitt’s Form S-3 filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s internet site (http://www.sec.gov).

Additional Information and Where to Find It

Hewitt and Exult filed with the SEC a preliminary joint proxy statement/prospectus and other documents related to the proposed merger with the SEC. The preliminary proxy statement is not yet final. We will also file a final definitive joint proxy statement/prospectus. WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC’s internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from 121 Innovation Drive, Suite 200, Irvine, California 92612 or by telephone at (949) 856-8841.

Interests of Participants

Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus. You can find information about Hewitt’s executive officers and directors in Hewitt’s definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Exult’s executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above.

This question-and-answer document has been designed to provide supplemental communication about Exult’s proposed merger with Hewitt Associates to support meetings with leadership and your manager. Of course, it is impossible to anticipate every question that employees may ask, and many questions cannot be answered at this time. If you have other questions that you don’t find answered here, either ask your manager or email the question to +Exult Global Communication mailbox. We will respond to the most commonly asked questions in future communications.

3.1 Does Hewitt have an intranet site for associates? What will happen to @Exult and ReloAction’s Skippy intranet?

Hewitt’s employee ‘intranet,’ consists of two parts — The Source, which is based on Lotus Notes, and The Associate Resource, which is a true Intranet site available in North America only.

The Source is the primary channel for firmwide and other broad associate communications. Behind the front page are many pages of links to information stored in Lotus Notes databases, as well as to tools and technologies used across the firm. It provides a similar function as Exult’s @Exult and ReloAction’s Skippy.

The Associate Resource includes policies and guidelines, performance management, pay and benefits, and work/life information for North America associates. The same information is typically stored in a local “Inside [Region Name]” database for associates in Asia Pacific, Europe, and Latin America.

We are working out the details of transitioning the content of @Exult and Skippy to The Source, the Associate Resource and similar databases. In the process, which may take some time, we would retire Skippy and @Exult (which will be renamed @Hewitt for the duration of the transition).

At this point, it looks like we may be able to grant access to Lotus Notes, The Source and the Associate Resource to some Exult locations (London, Irvine, Glasgow, The Woodlands, Charlotte) soon after the close. Other locations would follow as technology and economics allow, and we would find interim ways to share information from The Source and The Associate Resource with those of you at those locations.

3.2 Are there any decisions on office moves?

We have made several decisions about facilities. Exult employees in Toronto will move into the Hewitt offices in Toronto; Exult employees in London will move into the Hewitt offices in London. We are still working through the timing, and anticipate that these moves will happen between Q4 2004 and Q1 2005 depending on operational requirements. We will also consolidate the Exult Irvine office into the Hewitt location in Newport Beach office, and the timing depends on subleasing the Irvine space. In The Woodlands, we plan to keep both the Exult and the Hewitt office space at this time, but will move employees between the two offices to help us blend more quickly.

3.3 We have said that there will be synergies as a result of this merger. How much of that is expected to come from reduced headcount?

The real value-creating rationale for the merger is to win more business than either of us could win alone. These are the revenue synergies that we expect to achieve. We expect cost savings to come from:

•	Savings from operations such as facilities consolidation, savings on insurance, etc.

•	Savings on product strategy and development and IT infrastructure from eliminating duplicate platform development and feature/functionality enhancements.

•	Savings from eliminating duplicate functions (and roles) and using scale to reduce costs. Many of these position reductions will be in support organizations like HR, Legal, Finance and Facilities.

We currently anticipate that, over time, approximately 300 – 400 positions will be eliminated from both organizations combined as a result of merger synergies, or about one to two percent of the combined workforce of our 18,000+ employees. Our expectations may change as we progress our integration efforts and learn more about how our organizations will fit together.

We expect to begin talking with impacted employees in September, after we have completed the organization mapping and design. Employees who are displaced will have an opportunity to apply for open positions elsewhere in the Hewitt organization. That said, we expect that some whose roles are affected by the integration will not find other roles or will not choose to take on another role, and will end up leaving Exult or Hewitt. We will treat these individuals with the utmost respect and sensitivity in their transition, including providing severance for those who qualify under the current plans.

3.4 Is there a process to review proposed new hires during this period? What about temp to permanent position?

In the US, UK and India, we are implementing a staffing review process. This is designed to allow business leaders to understand current openings and make decisions about whether to delay hiring new employees for Levels B2 and above positions based on the potential availability of internal candidates post-merger. Employees whose roles might be eliminated and are looking for new opportunities will then be able to apply for these positions after the merger closes.

3.5 What do we say to clients and prospects that have questions about whether we will be distracted from delivering services as we work through our integration?

Integrating the two businesses will be a big task, and requires the same level of project management discipline that we apply to our HRO implementations. Companies that get distracted and let client service suffer do so for four reasons:

1.	They make integration planning and execution add-ons to people’s primary responsibilities;

2.	They do not follow a disciplined and focused process; and

3.	There is significant duplication between the two businesses that makes reconciling and rationalizing the two operations a challenge.

4.	They do not keep their employees informed of the state of the integration effort, or answer their important questions in a direct and timely way. This causes employees to become distracted, to speculate on what is happening, and lose their focus on their jobs and delivering to customers.

Our core Hewitt/Exult integration team is focused full-time on making the integration work, and it is being led by one of Hewitt’s most experienced M&A consultants, who played a similar role for Hewitt on the Hewlett Packard/Compaq merger. While the team focuses on the integration, our operations continue to be focused on delivering first time quality and we will not accept disruption or degradation of service.

We have a disciplined, focused process for moving through the integration efficiently and effectively. We manage this process through a website specifically designed to support M&A project management, sharing and collaboration. We will continue to provide regular Q&A updates that will address your questions when we know the answers.

Finally, there is very little duplication between Exult and Hewitt to make reconciling operations difficult. Instead, our services are highly complementary, allowing us to offer a much more robust and complete HR outsourcing solution and delivering even more value to our clients.

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